Exhibit (a)(3)

April 25, 2006



TO:          UNIT HOLDERS OF CONCORD MILESTONE PLUS, L.P.

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase all limited partnership interests (each equity unit consisting of one Class A Interest and one Class B Interest, with such equity units referred to herein as "Units"), in CONCORD MILESTONE PLUS, L.P. (the "Partnership") at a purchase price equal to:

                                   $5 per Unit
                                   -----------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in CONCORD MILESTONE PLUS, L.P. without the usual transaction costs associated with market sales or partnership transfer fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119


If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) May 25, 2006.